July 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale
Suzanne Hayes
Nudrat Salik
Daniel Gordon

Re:	UNILEVER PLC Form 20-F for the Year Ended December 31, 2021 File No. 001-04546

Ladies and Gentlemen:

I refer to your letter dated May 25, 2022, which sets out a comment of the Staff of the Division of Corporation Finance (the “Staff”) to the annual report on Form 20-F for the year ended December 31, 2021, filed by Unilever PLC (the “Company” or “Unilever”) and, together with its consolidated subsidiaries, the “Group”) on March 9, 2022.

To assist in the Staff’s review, we have preceded our response with the text (in bold type) of the comment as stated in your letter.

Form 20-F for the Year Ended December 31, 2021

Report of the Corporate Responsibility Committee

Protecting and enhancing Unilever’s reputations, page 81

1.       We refer to your disclosure that the Committee reviewed the impact on you of the decision by Ben & Jerry’s independent board regarding sales in the West Bank, and that you have a commitment to Israel and do not support the BDS movement. In future filings, please expand your disclosure as appropriate to provide investors with additional context regarding this decision, disclose whether Ben & Jerry’s continues to be sold in Israel, and explain all material effects of this decision, including any effects caused by divestment of your securities by certain of your shareholders. Additionally, in future filings, expand your discussion of risks to discuss any material risks resulting from Ben & Jerry’s having an independent board, or advise.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff of a recently announced update regarding the subject of the Staff’s comment. On June 29, 2022, the Company published a press release in which it announced that it had reached a new arrangement for the sale of Ben & Jerry’s brand ice cream in Israel. As detailed in the press release, the Company has sold its Ben & Jerry’s business interests in Israel to the current Israel-based licensee. This sale means that Ben & Jerry’s will now be sold under its Hebrew and Arabic name throughout Israel and the West Bank under the full ownership of its current licensee.

The Company believes that, between its announcement on July 19, 2021, the statements made in its annual report on Form 20-F for the year ended December 31, 2021, and the announcement it made on June 29, 2022, together with the extensive and detailed information relating to the acquisition of Ben & Jerry’s by Unilever (including the role and responsibilities of the independent board) that was released to the market and filed with the Commission at the time of the acquisition, it has disclosed all material information related to the decision of the board of directors of Ben & Jerry’s regarding sales in the West Bank (the “Ben & Jerry’s Board Decision”), and that all relevant context in this regard has been provided to investors.

Furthermore, Unilever continually assesses its disclosure obligations (in the context of the “risk factors” section of its annual report on Form 20-F, but also more broadly). In making determinations around disclosure matters, Unilever has robust policies and procedures in place in order to ensure that all disclosures are made in accordance with applicable legal requirements, including those of the Commission, the UK Financial Conduct Authority and The Netherlands Authority for the Financial Markets.

The Company respectfully submits to the Staff that any effects of the Ben & Jerry’s Board Decision (including those caused by the divestment of the Company’s securities by certain of its shareholders) are not material to the Group. Furthermore, the Company does not believe there are any material risks to the Group resulting from Ben & Jerry’s having an independent board of directors having regard to the roles and responsibilities of that body within the relevant company’s and the Group’s governance framework, including the fact that, under the terms of the merger agreement and the shareholders agreement governing the operation of Ben & Jerry’s, Unilever maintains primary responsibility for the operational and financial performance of the business. The Company will continue to assess matters for disclosure in line with its policies and procedures referenced above.

To the extent that you have any questions or would like to discuss further, please do not hesitate to contact Maria Varsellona, Chief Legal Officer and Group Secretary or Sarah Woodhouse, General Counsel Food & Refreshment & Markets, each of whom can be reached on Tel: +44 20 7822 9420 or +44 20 7438 2726.

Yours sincerely,

/s/ Graeme Pitkethly

Graeme Pitkethly

Chief Financial Officer

Unilever PLC

cc:	Maria Varsellona, Unilever PLC

Sarah Woodhouse, Unilever PLC

David Schwartz, Unilever PLC

Michael Z. Bienenfeld, Linklaters LLP

Doug Davison, Linklaters LLP

Paul McNicholl, Linklaters LLP

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